  [Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 23, 2015

Edward P. Bartz
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:	The Cushing® MLP Infrastructure Fund Preliminary Proxy Statement (File Nos. 811-22727)

Dear Mr. Bartz:

Thank you for your telephonic comments, received March 19, 2015, regarding the Preliminary Proxy Statement (the “Proxy Statement”) of The Cushing® MLP Infrastructure Fund (the “Fund”) filed on March 9, 2015 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder (the “General Rules and Regulations”). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they will be reflected in the Fund’s definitive proxy statement, which will be filed pursuant to Section 14(a) and the General Rules and Regulations (the “Definitive Proxy Statement”).

Comment 1:	Under the heading “How will the Reorganization affect me?” disclose whether other fees or expenses of the Fund will increase.

Response 1:
The Fund has added the requested disclosure. The Fund notes that following the Reorganization, the Fund will bear its own direct operating expenses, as well as its share of the operating expenses of the Master Fund. However, the master/feeder structure is expected to result in certain cost economies to the extent that certain fixed (or relatively fixed) expenses of the master fund would be shared by each of the feeder funds, which may result in lower expense ratios of the feeder funds over time.

Comment 2:
Confirm that the voluntary fee waiver described under the heading “How will the Reorganization affect me?” is not reflected within the fee table that appears under the heading “Summary of Fund/Master Fund Expenses”

Response 2:	The Fund confirms that the voluntary fee waiver is not reflected within the fee table that appears under the heading “Summary of Fund/Master Fund Expenses.”

Comment 3:	If fees waived pursuant to the voluntary fee table can be recouped, disclose that, including with disclosure under the applicable footnotes to the fee table.

Response 3:	Fees waived are not subject to recoupment.

Comment 4:
Confirm that the Fund and the Master Fund do not anticipate borrowing during the first year following the Reorganization and that Managed Assets of the Fund and the Master Fund will equal net assets during the first year following the Reorganization.

Securities and Exchange Commission
March 23, 2015

Response 4:
The Fund confirms that the Fund and the Master Fund do not anticipate borrowing during the first year following the Reorganization and that Managed Assets of the Fund and the Master Fund will equal net assets during the first year following the Reorganization.

Comment 5:	Confirm that the expense example will not reflect the voluntary fee waiver.

Response 5:	The Fund confirms that the voluntary fee waiver is not reflected within the expense example.

Comment 6:	Under the heading “Fund Distributions” add a column showing what portion of each distribution was return of capital.

Response 6:	The Fund has added the requested disclosure.

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The adequacy and accuracy of disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any additional comments or concerns, please do not hesitate to contact Ken Burdon at (617) 573-4836 or the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy